UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX 401(k) PLAN
Plan number: 007

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
1 AVX Boulevard
Fountain Inn,  SC 29644
IRS Employer Identification Number: 33-0379007

AVX 401(k) PLAN

INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2013	5

Notes to Financial Statements	6
Signature	16

Supplemental Schedule: Schedule H, Line 4i - Schedule of Assets (Held at End of Year)* Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	17

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AVX 401(k) Plan

Fountain Inn, South Carolina

We have audited the accompanying statements of net assets available for benefits of the AVX 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Elliott Davis, LLC

Greenville, South Carolina

June 25, 2014

AVX 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2012 and 2013

ASSETS:	2012	2013
Investments, at fair value:
AVX Corporation Common Stock	$1,570,818	$2,045,287
Kyocera Corporation American Depository Shares	1,428,257	1,421,970
Money Market Fund	76,610	116,565
Guaranteed Deposit Account	3,973,540	4,140,938
Mutual Funds	9,592,229	11,550,174
Total Investments	16,641,454	19,274,934

Receivables:
Employer contributions	3,266	9,940
Employee contributions	6,929	21,210
Notes receivable from participants	1,155,036	1,071,395
Total Receivables	1,165,231	1,102,545
Net assets available for benefits at fair value	17,806,685	20,377,479
Adjustment from fair value to contract value for fully benefit-responsive contracts	70,364	114,908
Net assets available for benefits	$17,877,049	$20,492,387

The accompanying notes are an integral part of these financial statements.

AVX 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2013

2013
Investment income:
Net appreciation in fair value of investments	$2,769,306
Interest and dividends	310,008
Net investment income	3,079,314

Interest income on notes receivable from participants	52,664

Contributions:
Employee	601,026
Employer	272,614
Rollovers	98,463
Total contributions	972,103

Total additions	4,104,081

Deductions:
Benefits paid to participants	1,469,876
Administrative expenses	18,867

Total deductions	1,488,743

Net increase	2,615,338

Net assets available for benefits:
Beginning of year	17,877,049
End of year	$20,492,387

The accompanying notes are an integral part of this financial statement.

AVX 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Description of Plan:

The following is a brief description of the AVX 401(k) Plan (the “Plan”).  Participants should refer to the Plan document for more complete information.

General:

The Plan is a defined contribution plan covering full-time hourly-paid employees of AVX Corporation (the “Company”) at the Myrtle Beach, Conway, Colorado Springs, Atlanta, Biddeford, and Olean facilities who have at least three months of service (Myrtle Beach, Conway and Colorado Springs have an enrollment period of January or July after 6 months of employment).  The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  Plan assets are held in trust by New York Life Trust Company  (the “Trustee”).

Contributions:

Participant contributions are limited to the lesser of twenty-five percent (25%) of each participant’s annual compensation or $17,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a money market fund, common stock funds and a stable value fund as investment options for participants.

The Company makes weekly employer matching contributions in an amount equal to sixty-six and two-thirds percent (66-2/3%) of the employee contributions,  up to three percent (3%) of the participant's compensation for Olean, Colorado Springs, Atlanta and Biddeford.  For the Myrtle Beach and Conway facilities, the Company makes weekly employer matching contributions up to three percent (3%) of the participant’s compensation for these two facilities.  The employer matching contribution for Biddeford and Atlanta is contributed directly into AVX Corporation Common Stock; therefore, this amount is considered non-participant directed.  The employer matching contribution for Myrtle Beach,  Conway,  Olean, and Colorado Springs is participant directed.

Annually, the Company makes a fixed contribution of one percent (1%) of a participant’s compensation for those participants in Colorado Springs. In addition, for participants in Myrtle Beach, the Company makes a fixed contribution of 2% to 3% for certain participants age 60 and over.

Total contributions credited to any participant’s account are limited to the lesser of 25% of the participant’s annual compensation, as defined in the Plan’s provisions, or $50,000 in accordance with Section 415 of the Internal Revenue Code.

Forfeitures:

Amounts of employer fixed contributions under the Plan that have been forfeited and are available for allocation as of the final valuation date in any year can be used to pay administrative costs and/or reduce employer contributions. At December 31, 2012 and 2013, the net forfeited balance available totaled $9,594 and $4,236, respectively.  No forfeitures were used to pay administrative costs during the years ended December 31, 2012 and 2013.  Forfeitures of $19,336 and $0 were used to reduce employer contributions during the years ended December 31, 2012 and 2013, respectively.

Participant Accounts:

Each participant's account is credited with the participant’s contribution and allocations of (1) the Company’s contributions, and (2) plan earnings less an allocation of administrative expenses paid by the plan. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is that amount which can be provided from the participant’s vested account.

Vesting:

After five years of vesting service, participants become fully vested in Company fixed contributions.  All employee contributions are fully vested at all times.

For the Atlanta,  Biddeford,  Myrtle Beach,  Conway and Olean facilities, the Company match is 100% vested when the contribution is made. Amounts attributable to the Company’s  matching contributions for Colorado Springs are vested according to the following table:

Vested Percentage
-- Company Matching
Years of Service	Colorado Springs
1 Year	20%
2Year	40%
3Year	60%
4 Year	80%
5 Year	100%

Payment of Benefits:

Upon termination of service due to retirement, disability or death, a participant receives a lump sum cash distribution equal to the full value of his or her salary reduction contribution account and the vested value of his or her employer matching and fixed contribution account.  A participant may also elect to take his or her distribution in shares of AVX Corporation Common Stock and/or of Kyocera Corporation American Depository Shares (“ADS”).  Amounts attributable to partial shares will be paid in cash.  With certain limitations, participants may elect to defer distributions until a later date.  Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59½.

Notes Receivable from Participants:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less.  These notes are repayable within five years except for borrowing for the purchase of a primary residence, which is repayable during a period up to ten years.  These notes bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the note is originated.  At December 31, 2012 and 2013, interest rates ranged from 4.75% to 9.75%.  All scheduled note repayments are made through payroll deductions and early note repayments may be submitted by participants via certified check or money order.  Plan provisions for participants at the Olean facility do not allow for notes receivable from participants.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2012 and 2013. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive contracts.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  The notes receivable are secured by the participant account balance and are considered delinquent and written off as a deemed distribution when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participants is provided based on a review of the accounts.

Subsequent Events:

Subsequent events are events or transactions that occur after the date of the statement of net assets available for benefits but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date.  The Plan’s management performed an evaluation as of June 25, 2014, the date of issuance of the financial statements, and did not identify any subsequent events since the date of the statement of net assets available for benefits requiring adjustment to or disclosure in the financial statements.

Benefit payments:

Benefits are recorded when paid.

Administrative Expenses:

The plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund for accounts of participants not in a union.

Participants that are in a union pay for the stock administration of the AVX Stock Fund and Kyocera Stock Fund related to their accounts. These stock administration fees are based on the market value of these funds.

New Accounting Standards:

In April 2013, the FASB issued guidance addressing application of the liquidation basis of accounting.  The guidance is intended to clarify when an entity should apply the liquidation basis of accounting.  In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting.  The amendments will be effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein and those requirements should be applied prospectively from the day that liquidation becomes imminent.  Early adoption is permitted.  The Company does not expect these amendments to have any effect on its financial statements.

In December 2013, the FASB amended the Master Glossary of the FASB Codification to define “Public Business Entity” to minimize the inconsistency and complexity of having multiple definitions of, or a diversity in practice as to what constitutes, a nonpublic entity and public entity within U.S. GAAP.  The amendment does not affect existing requirements, however will be used by the FASB, the Private Company Council (“PCC”), and the Emerging Issues Task Force (“EITF”) in specifying the scope of future financial accounting and reporting guidance.  The Company does not expect this amendment to have any effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s total net assets available for benefits as of December 31, 2012 and 2013, are as follows:

	2012	2013
AVX Corporation Common Stock	$1,570,818	$2,045,287
Kyocera Corporation ADS	1,428,257	1,421,970
NY Life Insurance Guaranteed Deposit Account	3,973,540	4,140,938
Columbia Select Large-Cap Value Fund	2,355,714	3,062,595
PIMCO Total Return Fund	1,850,245	1,407,450
MainStay S&P 500 Index Fund	1,016,168	1,370,683
American EuroPacific Growth Fund	1,015,003	1,215,965
MainStay Large Cap Growth Fund	963,341	1,183,678
Janus Balanced Fund	949,919	1,095,844

*  Amounts were less than 5% of the Plan’s total net assets available for respective Plan year.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2013
AVX Corporation Common Stock	$466,024
Kyocera Corporation ADS	141,893
Guaranteed Deposit Account	41,819

Mutual Funds	2,119,570
Total	$2,769,306

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2012	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$2,355,714	$2,355,714	$-	$-
Large Cap Growth	995,085	995,085	-	-
Large Cap Blend	2,981,090	2,981,090	-	-
Mid Cap Blend	821,137	821,137	-	-
Small Cap Value	53,451	53,451	-	-
Fixed Income	2,017,371	2,017,371	-	-
Target Retirement	368,381	368,381	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	76,610	76,610	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	3,973,540	-	-	3,973,540
Common Stock:
Kyocera Corporation American Depository Shares	1,428,257	1,428,257	-	-
AVX Corporation Common Stock	1,570,818	1,570,818	-	-
Total	$16,641,454	$12,667,914	$-	$3,973,540

	Fair Value at December 31, 2013	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$3,062,595	$3,062,595	$-	$-
Large Cap Growth	1,213,298	1,213,298	-	-
Large Cap Blend	3,682,492	3,682,492	-	-
Mid Cap Blend	958,766	958,766	-	-
Small Cap Value	118,249	118,249	-	-
Fixed Income	1,513,511	1,513,511	-	-
Target Retirement	1,001,263	1,001,263	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	116,565	116,565	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	4,140,938	-	-	4,140,938
Common Stock:
Kyocera Corporation American Depository Shares	1,421,970	1,421,970	-	-
AVX Corporation Common Stock	2,045,287	2,045,287	-	-
Total	$19,274,934	$15,133,996	$-	$4,140,938

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2013.

Year Ended December 31, 2013
Balance, beginning of period	$ 3,973,540
Net realized and unrealized gains (losses)	41,819
Purchases	805,676
Settlements	(680,097)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 4,140,938

Assets valued using Level 1 inputs in the table above represent assets from the Plan, including common stock, ADS, mutual funds, and money market funds.

Assets valued using Level 3 inputs in the table above represent assets from the Plan, including a  guaranteed deposit account held at December 31, 2012 and 2013.

Investments are presented at estimated fair values.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2013.

ADS and Common Stock:

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.  The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

Guaranteed Deposit Account

In 2012, the Plan began investing in a guaranteed deposit account (“GDA”).  The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”) that is fully benefit-responsive.  Amounts contributed to the contract were deposited in NYLIC’s general account and were reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses.  Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC.  NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method.  The crediting interest rate on the contract was 2.35% at December 31, 2013 and December 31, 2012 and the average yield credited to participant accounts was 2.40% and 2.35% for the year ended December 31, 2013 and December 31, 2012, respectively.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

Investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The following tables represent the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs as of December 31, 2012 and 2013.

As of December 31, 2012
Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Deposit Account	$ 3,973,540	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	2.91%-3.55% (3.23% base case based on trading in comparable corporate credits, adjusted for liquidity)
			Investment Term	5-10 years (7 year base rate based on intermediate-term fixed income WAL assumption for general account)
			Crediting Rate	2.3%-3.55% (2.95% base rate based on observed 2.35% current rate, adjusted for forward movement based on historical treasury trading)

As of December 31, 2013
Instrument	Fair Value	Valuation Technique	Significant Unobservable Inputs	Range
Guaranteed Deposit Account	$ 4,140,938	Discounted cash flow and theoretical transfer (exit value)	Risk-Adjusted Discount Rate	1.48%-2.22% (1.98% base case based on trading in comparable corporate credits, adjusted for liquidity)
			Investment Term	2-5 years (3 year base rate based on insurance company typical assets)
			Crediting Rate	2.4% (2.35%-2.75% base rate based on observed 2.35% current rate, adjusted for forward movement based on historical treasury trading)

5.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2012	2013
Net Assets:
AVX Corporation Common Stock	$360,807	$563,844

For the year ended December 31, 2013
Change in Net Assets:
Contributions	$77,402
Dividends	7,194
Net appreciation	125,434
Benefits paid to participants	(6,993)
Transfers to participant-directed investments	-
Total	$203,037

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Tax Status:

In July 2010, the Plan received a favorable determination letter from the Internal Revenue Service advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is thereby exempt from Federal income taxes under provisions of Section 501(a).  The Plan has been amended since the date of submission of the determination letter.  Management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan credited to their account until such time as they withdraw their accumulated balance.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2010.

8.	Related-Party Transactions:

Notes receivable from participants and certain investments issued and/or managed by the Trustee or its affiliates qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of Company common stock and in Kyocera Corporation ADS.  As of December 31, 2012, the Plan held investments of $1,570,818 or 145,716 shares of AVX Corporation Common Stock and $1,428,257 or 15,635 shares of Kyocera Corporation ADS.    As of December 31, 2013, the Plan held investments of $2,045,865 or 146,826 shares of AVX Corporation Common Stock and $1,421,970 or 28,360 shares of Kyocera Corporation ADS.

The Plan paid administrative expenses of $18,867 to New York Life Insurance Company, the Plan’s Trustee, during the year ended December 31, 2013.

9.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the 2013 Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2012	2013
Net assets available for benefits per the financial statements	$17,877,049	$20,492,387
Less:
Adjustments from contract value to fair value for fully benefit-responsive contracts	70,364	114,908
Net assets available for benefits per Form 5500	$17,806,685	$20,377,479

For the year ending December 31, 2013
Net increase in net assets available for benefits per the financial statements	$2,615,338
Add:
Change in adjustment from contract value to fair value for fully benefit-responsive contracts	(44,544)
Net increase in net assets available for benefits per Form 5500	$2,570,794

10.	Risks and Uncertainties:

The Plan provides for various investment options in common stocks, a money market fund, and in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX Corporation (AFGWU Local 1028 401(k) Retirement Plan

for Employees of AVX Corporation in Raleigh,  North Carolina)

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 25, 2014

AVX 401(k) PLAN

PN 007

EIN 33-0379007

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

As of December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$1,901,840	$2,045,287

*	Kyocera Corporation	American Depository Shares	**	1,421,970

*	PIMCO Money Market Admin Fund	Money Market Fund	**	116,565

*	NYLIM Guaranteed Deposit Account	Guaranteed Deposit Account	**	4,140,938

	RidgeWorth Small-Cap Value Equity Fund	Mutual Fund	**	118,249
	Janus Balanced Fund	Mutual Fund	**	1,095,844
	JP Morgan SmartRet Income Select	Mutual Fund	**	22,312
	JP Morgan SmartRet 2015 Select	Mutual Fund	**	263,801
	JP Morgan SmartRet 2020 Select	Mutual Fund	**	111,162
	JP Morgan SmartRet 2025 Select	Mutual Fund	**	336,605
	JP Morgan SmartRet 2030 Select	Mutual Fund	**	5,956
	JP Morgan SmartRet 2035 Select	Mutual Fund	**	72,282
	JP Morgan SmartRet 2040 Select	Mutual Fund	**	60,192
	JP Morgan SmartRet 2045 Select	Mutual Fund	**	62,388
	JP Morgan SmartRet 2050 Select	Mutual Fund	**	66,565
*	MainStay S&P 500 Index Fund	Mutual Fund	**	1,370,683
*	MainStay Large Cap Growth Fund	Mutual Fund	**	1,183,678
	Columbia Select Large-Cap Value Fund	Mutual Fund	**	3,062,595
	PIMCO Total Return Fund	Mutual Fund	**	1,407,450
	PIMCO Real Return Fund	Mutual Fund	**	106,061
	American EuroPacific Growth Fund	Mutual Fund	**	1,215,965
	Oppenheimer Dev Markets Fund	Mutual Fund	**	29,620
	Wells Fargo Special Mid-Cap Value Fund	Mutual Fund	**	958,766
				11,550,174

*	Notes Receivable from Participants	Interest rates ranging from 4.75% - 9.75% and maturing through 2014.	**	1,071,395
				$20,346,329

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.

*** FASB-issued ASU 2010-25 does not consider notes receivable from participants to be investments whereas the Form 5500 requires that notes receivable from participants be listed as investments.